UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR
For Period Ended: September 30, 2020
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

First United Corporation
Full Name of Registrant

Former Name if Applicable

19 South Second Street
Address of Principal Executive Office (Street and Number)

Oakland, Maryland 21550
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The emergence and continuation of COVID-19 as a global pandemic during the first nine months of 2020 has resulted in significant deterioration in the general economic conditions and has caused a deterioration in the environment in which the Corporation operates. The reduction in interest rates and the resultant impact to margin, the impact of full and partial closures on business clients leading to loss of jobs for consumers and reduced cash flow for businesses, the execution of Paycheck Protection Program loans and modifications, and the inflow of deposits as customers flock to safety are all signs indicative of the economic and industry stress. Further, sales price of the Corporation’s common stock has been negatively impacted, as has been the case with stock prices of the Corporation’s peers. Based on the totality of the circumstances and the impact of the economic conditions on the stock price, management concluded that it is more likely than not that the fair value of a reporting unit is less than its carrying amount and engaged an independent third party to perform the quantitative analysis of comparing the fair value of the Corporation to its carrying value, including goodwill. The results of the quantitative impairment analysis indicated that the Corporation’s fair value exceeded the carrying value such that its goodwill was not impaired. However, given the uncertainties surrounding and created by the COVID-19 pandemic, the Corporation’s independent registered public accounting firm was not able to complete its review of the Corporation’s quantitative impairment analysis prior to the due date of its Quarterly Report on Form 10-Q, and that fact prevents the Corporation from being able to prepare and file its Quarterly Report on Form 10-Q by its due date without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Tonya K. Sturm	301	533-2390
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

		☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

		☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Corporation expects that its unaudited results of operations for the three- and nine-month periods ended September 30, 2020 will show net income of $5.0 million and $9.3 million, respectively, compared to net income of $4.5 million and $10.2 million, respectively, for the same periods of 2019. The increase for the third quarter of 2020 is reflective of an increase in net interest income offset by reduced salary expenses, primarily related to the Paycheck Protection Program loan fees, when compared to the third quarter of 2019. When comparing the nine months ended September 30, 2020 to the same period of 2019, the decrease in net income resulted primarily from increased provision expense and increased professional expenses. The foregoing is qualified in its entirety by the full period-to-period comparisons that will be provided in the Company’s Quarterly Report on Form 10-Q to which this Form 12b-25 relates.

First United Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 9, 2020	By	/s/ Tonya K. Sturm
Tonya K. Sturm
Senior Vic President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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